UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to _____________

Commission file number: 001-38047

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:

Upbound 401(k) Retirement Savings Plan

B.
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Upbound Group, Inc.

5501 Headquarters Drive

Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm

Upbound 401(k) Retirement Savings Plan

December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

Governance Committee and Plan Participants

Upbound 401(k) Retirement Savings Plan

Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Upbound 401(k) Retirement Savings Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2023.

Houston, TX

June 18, 2026

Upbound 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2025 and 2024

	2025	2024
ASSETS
Investments, at fair value:
Mutual funds	$35,317,606	$218,201,176
Common stock	4,939,993	8,014,029
Stable value fund	8,668,260	8,921,892
Total investments, at fair value	48,925,859	235,137,097

Cash	—	105,862
Cash in transit	200,081,400	—

Receivables:
Participant contributions	252,607	—
Employer contributions	102,990	—
Notes receivable from participants	11,276,002	11,079,202
Total receivables	11,631,599	11,079,202
Total assets	260,638,858	246,322,161

LIABILITIES
Corrective distributions	1,281,216	973,277
Total liabilities	1,281,216	973,277

NET ASSETS AVAILABLE FOR BENEFITS	$259,357,642	$245,348,884

The accompanying notes are an integral part of these statements.

Upbound 401(k) Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2025

Additions to net assets available for benefits attributable to:

Investment income
Dividends	$8,860,695
Net appreciation in fair value of investments	17,826,804
Total investment income	26,687,499

Interest income on notes receivable from participants	768,580

Contributions
Participants	12,544,770
Employer	4,971,097
Rollovers	518,595
Total contributions	18,034,462
Total income and contributions	45,490,541

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	31,322,898
Administrative expenses	158,885
Total deductions	31,481,783
Net increase in net assets available for benefits	14,008,758

Net assets available for benefits
Beginning of year	245,348,884
End of year	$259,357,642

The accompanying notes are an integral part of these statements.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Upbound 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective October 1, 1997, has been amended and restated throughout the years, and was most recently amended effective January 1, 2026 to update the Plan policies for Company match and participant investment in Company securities as described below. The Plan is a defined contribution plan covering all U.S. employees of Upbound Group, Inc. (the “Company” or “Plan Sponsor”) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee of the Company, which monitors and determines the Plan’s structure, participant demographics, investment offerings and performance, and other administrative issues. Prior to January 1, 2026, the trustee of the Plan was Empower Trust Company, LLC (“Empower”), and JPMorgan Invest Holdings LLC (“J.P. Morgan”) was the recordkeeper. Beginning January 1, 2026, Fidelity Workplace Services LLC ("FWS") became the recordkeeper and Fidelity Management Trust Company ("Fidelity") became the trustee of the Plan, which resulted in a transfer of assets from J.P. Morgan to Fidelity. In connection with the transition, certain investments were liquidated prior to year end, resulting in approximately $200 million of cash in transit at December 31, 2025. These amounts were subsequently reinvested shortly after year-end.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $23,500 of their annual compensation (plus a $7,500 catch-up deferral for employees over 50 years of age) for 2025. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2025. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2025. Beginning January 1, 2026, the company will make matching contributions equal to $1.00 for each $1.00 on the first 3% of eligible employee compensation and $0.50 for each $1.00 of the next 2% of eligible employee compensation.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Eligibility and Vesting

Company employees are eligible to participate in the Plan after 90 days of employment. Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability. Beginning January 1, 2026, Participants will immediately vest in Company matching and profit sharing contributions and allocated earnings made in 2026.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan. These forfeitures, and forfeitures related to corrections of matching contributions resulting from discrimination testing corrections, are to be used to pay restoration contributions, replace abandoned accounts, or offset employer contributions as defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $697,000 and $752,000 as of December 31, 2025 and 2024, respectively. For the year ended December 31, 2025, employer contributions were reduced by $397,000 from forfeited nonvested accounts.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Upbound Group, Inc. common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined in the Plan document. There were no unpaid withdrawals as of December 31, 2025 or December 31, 2024.

Investments in Company Securities

Plan participants may elect to invest contributions in Upbound Group, Inc. common stock but are limited to 10% of their elected deferrals. In addition, a participant’s total invested balance in Upbound Group, Inc. common stock may not exceed 50% of the total value of their account balance. Beginning January 1, 2026, Plan participants may no longer make future investment contributions in Upbound Group, Inc. common stock.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant’s account and bear interest at the prime rate fixed as of the borrowing date. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 8.5% at December 31, 2025. Participant loans have various maturity dates ranging from 2026 to 2040.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (“IRS”) are recorded as a liability with a corresponding reduction to contributions. The plan distributed the 2025 and 2024 excess contribution to the applicable participants prior to March 15 of the related subsequent year.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to Plan administration are paid by the Plan primarily using forfeitures. No forfeitures were used to pay plan administrative expenses during the year ended December 31, 2025.

Plan Transfers

Upon the sale of Company-owned stores to a franchisee or other external buyer, including transfer of employment for related Plan participants, the Plan may transfer Plan assets to a successor plan of the buyer, in accordance with the terms of the sale. In 2025, the Plan did not transfer any assets to successor plans in connection with the sale of Company-owned stores to a franchisee or other external buyers.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2025 and 2024. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•
Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.
•
Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
•
Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used aim to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2025 and 2024.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Upbound Group, Inc. common stock, which are valued at the closing price reported by the exchanges on which they are traded.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

The stable value fund is a collective trust and is valued at the Net Asset Value (“NAV”) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025.

	Level 1	Level 2	Level 3	Total
Mutual funds	$35,317,606	$—	$—	$35,317,606
Common stock	4,939,993	—	—	$4,939,993
Collective trust investment - stable value fund	—	8,668,260	—	$8,668,260
Subtotal	$40,257,599	$8,668,260	$—	$48,925,859

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Mutual funds	$218,201,176	$—	$—	$218,201,176
Common stock	8,014,029	—	—	8,014,029
Collective trust investment - stable value fund	—	8,921,892	—	8,921,892
Subtotal	$226,215,205	$8,921,892	$—	$235,137,097

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective November 14, 2022, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the “Code”). In addition the Plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and is, therefore, qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2025. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include J.P. Morgan Asset Management investment funds and shares of the Company’s common stock. J.P. Morgan Asset Management is an affiliate of the recordkeeper, J.P. Morgan. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

Upbound 401(k) Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2025, the Plan incurred approximately $21,000 and $138,000 of fees associated with services provided by J.P. Morgan and Empower, the trustee of the Plan, respectively, both of which qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits. Please reference “Risk Factors” in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated by reference herein, for additional discussion of material risks related to the Company which may adversely impact the Company’s operations, financial position, results of operations, cash flows and the value of the Company’s common stock.

NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2025	2024
Net assets available for benefits per the financial statements	$259,357,642	$245,348,884
Loans deemed as distributed	(68,532)	(1,150,456)
Net assets available for benefits per the Form 5500	$259,289,110	$244,198,428

The following is a reconciliation of the change in net assets per the financial statements to net income per the Form 5500 for the year ended December 31, 2025:

Net increase in net assets per the financial statements	$14,008,758
Net adjustment from loans deemed as distributed	1,081,924
Net change per the Form 5500	$15,090,682

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 18, 2026, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL INFORMATION

Upbound 401(k) Retirement Savings Plan

SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2025

EIN: 45-0491516

Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$3,080,899
	Fidelity	Mid Cap Index Fund	4,130,597
	Fidelity	500 Index Fund	23,353,816
	Fidelity	International Index Fund	2,942,950
*	JPMorgan Funds	Core Plus Fund	1,809,344
*	Upbound Group, Inc.	Common Stock	4,939,993
	Galliard Stable Funds	Stable Value Fund	8,668,260
	Total investments		48,925,859

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 8.5% maximum and maturing from 2026 to 2040	11,276,002

	Total, at fair value		$60,201,861

* Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UPBOUND 401(k) RETIREMENT SAVINGS PLAN

		By:	UPBOUND GROUP, INC.
Plan Administrator

Date:	June 18, 2026	By:	/s/ Andrew West
Andrew West
Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23.1*	Consent of Weaver and Tidwell, LLP

* Filed herewith.